November 7, 2012

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Laura Veator, Staff Accountant

Maryse Mills-Apenteng, Special Counsel

Gabriel Eckstein, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Ctrip.com International, Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed on March 30, 2012 (the “2011 20-F”)

Form 6-K filed September 12, 2012

Form 6-K filed September 25, 2012

(File No. 001-33853)

Dear Ms. Collins, Ms. Veator, Ms. Mills-Apenteng and Ms. Eckstein:

This letter sets forth the Company’s responses to the comments contained in the letter dated October 24, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 Form 20-F and Form 6-Ks filed by the Company on September 12, 2012 and September 25, 2012, respectively. The comments are repeated below in bold and followed by the responses thereto.

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Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Principal Accounting Policies

Details of Certain Key Agreements with VIEs, page F-9

1.	Please revise the proposed disclosure included in your response to comment 4 in your August 6, 2012 response letter to include the specific renewal terms of the Technology Consulting and Services Agreement that you describe in your response to prior comment 1. In this regard, please disclose the renewal terms for this Agreement and include a discussion of the steps you would need to take to renew this Agreement should the VIE not consent to the renewal terms (i.e., change management of the VIE through powers granted under the power of attorney or change ownership of the VIE through exercise of your kick-out right). Please provide us with your proposed disclosure.

November 7, 2012

The Company proposes to include the following specific renewal terms of the Technology Consulting and Services Agreement in “Note 2 – Principal accounting policies” in future filings of Form 20-F in substantially the following form:

Technical Consulting and Services Agreements: The WFOEs provide the VIEs with technical consulting and related services and staff training and information services. The WFOEs also maintain the VIEs’ network platforms. In consideration for those services, the VIEs agree to pay the WFOEs service fees based on the technical consulting and service agreements. The service fees are eliminated upon consolidation. In addition, through the irrevocable power of attorneys that the VIEs’ shareholders grant to the applicable WFOEs, which allow the WFOEs to vote on all matters that the shareholders are entitled to vote on (including activities that significantly impact the VIEs’ economic performance) and the technical consulting and services agreements, the Company has the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of the VIEs in the form of service fees. The term of these agreements is 10 years and the Company’s current service agreements will expire between 2013 and 2022. The WFOEs can terminate the agreements any time with an advance notice, and the VIEs can only terminate the agreements in extraordinary cases such as material misconduct or bankruptcy of the WFOEs. Pursuant to the Technology Consulting and Services Agreements, consents from both the WFOEs and the VIEs are required to renew the terms of the Technical Consulting and Services Agreements. Despite the renewal upon mutual consent of the Technology Consulting and Services Agreements, the Company may, through the irrevocable and exclusive powers of attorney, direct the VIEs to renew agreements upon expiration of the Technology Consulting and Services Agreements. The nominee shareholders of the VIEs are employees (or their affiliated entities) of the WFOEs. Such nominee shareholders were designated by the WFOEs to hold the equity interests of the VIEs and they have provided irrevocable and exclusive powers of attorney to the designated representatives of the WFOEs to vote on their behalf on all VIE matters that are subject to shareholders’ approval. The Company may, at its sole discretion, cause a power of attorney to be renewed or re-signed by the nominee shareholders. In the event that the nominee shareholders of the VIEs cease to be the employees of the WFOEs or under other circumstances, the WFOEs have the right to require such nominee shareholders to transfer the equity interests of the VIEs to new nominee shareholders designated by the WFOEs under the exclusive option agreements signed with the nominee shareholders.

November 7, 2012

2.	Please explain further the following as it relates to your response to the second bullet point in prior comment 1.

•	Tell us why Mr. Gangyi Yan resigned;

To the Company’s knowledge, Mr. Yan, who was born in the 1950’s, decided to retire to enjoy his senior years and therefore resigned from the Company.

•	Tell us on what date the Initial Transfer Process began and when you notified the minority shareholder about the proposed transfer;

The initial transfer process began in February 2011 and the Company notified the minority shareholder about the proposed transfer in the same month.

•	Tell us on what date the minority shareholder notified the company of its interest in selling its ownership in Shanghai Ctrip International;

The Company respectfully advises the Staff that the minority shareholder, as opposed to a nominee shareholder of the Company, is an unrelated party of the Company and it invested in Ctrip Shanghai International with its own capital. The minority shareholder notified the Company of its interest in selling its ownership Shanghai Ctrip International in February 2011.

•	Tell us on what dates negotiations took place with the minority shareholder and describe further what the negotiations involved;

The Company advises the Staff that the discussions began in February 2011 and continued intermittently through November 2011. The discussions mainly related to the form of the minority shareholder’s exit from Shanghai Ctrip International (i.e., through equity interest transfer to another party designated by the Company or equity repurchase by the Company) and the price.

•	Tell us the settlement amount ultimately agreed upon and how it was determined; and

The final settlement amount equals the original total capital contributions made by the minority shareholder. As explained in the Company’s response to the third bullet point above, the minority shareholder is an unrelated party to the Company that invested in Shanghai Ctrip International with its own capital. When determining the settlement price, both parties believe that the amount of original total capital contributions received from the minority shareholder represented fair value of the minority shareholder’s interest in Shanghai Ctrip International and agree that paying this amount to the minority shareholder as the settlement price would be fair to both parties. The board of directors of Shanghai Ctrip International approved the final settlement price on December 28, 2011.

November 7, 2012

•

Explain further the need for such negotiations considering the terms of the Exclusive Option Agreement appear to provide for the purchase of such shares at an amount equal to the capital contributions paid in by the minority shareholder.

Unlike nominee shareholders of Ctrip Shanghai International and other VIEs, this minority shareholder is an unrelated party to the Company that invested in Shanghai Ctrip International with its own capital. Therefore, the Company did not enter into an exclusive option agreement and other contractual arrangements (that it typically enters into with nominee shareholders of a VIE) with the minority shareholder. Until this minority shareholder exited from Shanghai Ctrip International, the Company recorded the equity interests held by this minority shareholder as noncontrolling interests.

3.	We note from your response to the third bullet point in prior comment 1 that each of the company’s VIEs, including Chengdu Ctrip and Chengdu Ctrip International has entered into a Technical Consulting and Service Agreement with one or more of your WFOEs. Please clarify with which WFOE these entities have entered Technical Services Agreements. Further, please clarify why you have not included any agreements between these two entities and the WFOE in the schedules that you have provided in response to prior comment 2.

The Company advises the Staff that Chengdu Ctrip and Chengdu Ctrip International entered into a Technical Services Agreement with Ctrip Travel Network Technology (Shanghai) Co., Ltd. and Ctrip Computer Technology (Shanghai) Co., Ltd., respectively.

The Company further advises the Staff that, as elaborated in the Company’s response to the fourth bullet point of comment 3 contained in the Company’s response letter dated August 6, 2012 (the “August 6 Letter”), the Company follows the VIE model – as amended by ASU 2009-17 – to consolidate the VIEs (e.g., Shanghai Ctrip Commerce and Shanghai Ctrip) and applies the voting interest model to account for the VIEs’ subsidiaries (e.g., Chengdu Ctrip and Chengdu Ctrip International). The Company enters into technical consulting and services agreements with the majority or wholly owned subsidiaries of the VIEs in order to enhance its ability to channel the profits from these subsidiaries; however, as indicated in the August 6 Letter, the consolidation of the VIEs’ subsidiaries follows the subtopic ASC 810-10 and uses the voting interest model, which is not dependent on the existence of the technical consulting and services agreements. Therefore, the Company excluded from Schedule A to Exhibit D of the response letter dated September 21, 2012 (the “September 21 Letter”) all technical consulting and service agreements entered into between Chengdu Ctrip, Chengdu Ctrip International and other similarly situated subsidiaries of VIEs and the applicable WFOEs.

4.	We further note from your response that in order to fully benefit from the low tax rate, the company retained all income at Chengdu Ctrip and Chengdu Ctrip International instead of channeling such income to the WFOE in the form of service fee payments. Please clarify whether additional taxes would be due if these two entities remitted retained income to the WFOE in the form of service fee payments. Tell us what consideration you gave to disclosing the amount of such undistributed earnings and the tax that would be due if such earnings were remitted to the WFOE.

The Company respectfully advises the Staff that through the irrevocable power of attorney that the VIE’s nominee shareholders have granted to the applicable WFOEs, which allow the WFOEs to vote on all matters the shareholders are entitled to vote on (including activities that significant impact the VIEs’ economic performance), the WFOEs maintain the flexibility to modify the existing Technical Consulting and Service Agreements and can therefore increase the service fee amounts to be transferred from the VIE subsidiaries in the WFOEs’ discretion.

November 7, 2012

The transfer of service fees payments from the VIE’s subsidiaries Chengdu Ctrip or Chengdu Ctrip International to the WFOE are subject to a 5% PRC business tax (“BT”) or to a 6% value-added taxes (“VAT”), respectively, depending on the location and VAT adoption timing of the WFOE entities. The Company assesses the potential BT consequences in accordance with ASC 450, Loss Contingencies, and concluded that the accrual of such liabilities is only required when such payments become probable. Therefore, the Company will record the BT only when management has determined that the amount of such transfers is estimable. The Company respectfully advises the Staff that given the rapid growth of the Company’s business in Chengdu, the Company plans to retain the cash generated from these two entities to support their capital needs in connection with planned business expansion in Chengdu and the adjacent areas in the foreseeable future.

The Company proposes to disclose the below additional information relating to undistributed earnings and the potential tax consequences of the service fee payments to reflect the Company’s potential tax consequences in the Company’s future filings of the Form 20-F.

The WFOEs are the sole and exclusive provider of technical consulting and related services and information services for the VIEs. Pursuant to the Exclusive Technical Consulting and Service Agreements, the VIEs pay service fees to the WFOEs based on the VIEs’ actual operating results. The WFOEs are entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs and VIEs’ subsidiaries to the WFOEs. The WFOEs did not request service fee payments of RMB 201 million from Chengdu Ctrip and Chengdu Ctrip International in 2011 primarily for tax planning purpose. If the Company decides to transfer such undistributed earnings as service fee payments from these VIE subsidiaries to the WFOE in the future, these amounts will be subject to a 5% PRC business tax (“BT”) or a 6% value-added taxes (“VAT”), respectively, depending on the location and VAT adoption timing of the WFOE entities. The potential BT or VAT relating to those unremitted earnings amount to approximately RMB 11 million.

5.	We note that you have listed contractual arrangements with Nantong Tongcheng Information Technology Co. in Exhibits A through E. We further note that you list this entity as a major VIE on page F-7, however, the organization chart provided in Exhibit B to your August 6, 2012 response letter does not include this entity. Please explain why or provide us with a revised organization chart.

The Company respectfully advises the Staff that, as indicated in the Company’s response to the last bullet point of comment #3 contained in the August 6 Letter, the organization chart that was attached to the August 6 Letter includes all significant consolidated entities as set forth in Exhibit 8.1 to the 2011 20-F. In the same response the Company confirmed that none of its subsidiaries or VIEs that are not set out in Exhibit 8.1 (including Nantong Tongcheng Information Technology Co.) would constitute a significant subsidiary under Rule 1-02(w) of Regulation S-X as of December 31, 2011.

November 7, 2012

In response to the Staff’s request, the Company listed, in the schedules to each of Exhibits A through E to the September 21 Letter, all other similar and currently effective agreements the Company entered into with each of its VIEs, some of which (such as Nantong Tongcheng Information Technology Co.) were not significant subsidiaries as defined under Rule 1-02(w) of Regulation S-X and thus were not set out in Exhibit 8.1 to the 2011 20-F.

Exhibits

6.	Please tell us why you have not included any agreements between Ctrip Insurance Agency Co. Ltd and the relevant WFOE in the schedules that you provided in response to prior comment 2.

The Company advises the Staff that Ctrip Insurance Agency Co., Ltd. is 90% owned by Shanghai Ctrip Commerce Co., Ltd., one of the Company’s significant VIEs and 10% owned by Ctrip Computer Technology (Shanghai) Co., Ltd., a WFOE of the Company. Similar to Chengdu Ctrip and Chengdu Ctrip International, Ctrip Insurance Agency Co., Ltd. is consolidated by the Company based on the voting interest model.

For the same reason explained in the response to comment 3 above, the Company excluded from Schedule A to Exhibit D of the September 21 Letter the technical consulting and service agreements entered into between Ctrip Insurance Agency Co., Ltd. and Ctrip Computer Technology (Shanghai) Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd., respectively, which are the only agreements between Ctrip Insurance Agency Co., Ltd. and the Company’s WFOEs.

7.	Regarding your response to prior comment 3, Schedule A of Exhibit G states that differences from the Form Agreement in Exhibit G include “termination of the Loan Agreement, etc.” Please tell us when each agreement terminates as well as the other material provisions that differ from the Form Agreement and provide us your analysis supporting the position that this is the type of information that can be identified in a schedule in accordance with Exchange Act Rule 12b-31.

The Company respectfully advises the Staff that “termination of the Loan Agreement” does not refer to a termination provision/clause in the Loan Agreement; instead, the phrase was used to mean that certain supplemental agreements served as termination notices/agreements to terminate the corresponding loan agreements. For clarity purposes, the Company has revised the language contained in Schedule A to Exhibit G and re-attached the schedule as Exhibit A to this letter.

November 7, 2012

Form 6-K Filed September 12, 2012

8.	Please explain further the facts and circumstances that lead to the RMB39 million restatement to your March 31, 2012 unaudited financial statements to reflect a gain on changes in interest in an affiliate. Tell us when Home Inns issued additional ordinary shares to acquire a new business and explain further how such issuance resulted in a gain to the company. Please provide the specific guidance you relied upon in accounting for this transaction.

On October 1, 2011, Home Inns acquired 100% equity interest in Motel 168 International Holdings Limited (“Motel 168”) by issuance of US$105 million (or RMB 667,314,000) in equity, or 8,149,616 ordinary shares and US$346 million in cash, to the former shareholders of Motel 168. The purchase price was US$12.885 per ordinary share or US$25.77 per ADS. As a result of the issuance of new share capital by Home Inns, Ctrip’s equity investment in Home Inns was diluted from initially 17.47% to 15.88% upon consummation of the acquisition of Motel 168. However, as the fair value of the Home Inn’s share exceeded the Company’s per share carrying value of the Company’s Home Inn’s investment prior to the transaction, the Company’s proportionate share of its investment in Home Inn’s net assets increased.

The Company calculated equity in income or losses of their equity investment in Home Inns on a one quarter lag basis due to insufficient available financial information prior to the Company’s reporting close procedures are completed. Although Home Inns made a public announcement of their acquisition of Motel 168 and the Company was aware of certain deal related information as a shareholder, the Company’s management was not able to obtain all necessary financial information from Home Inns to perform an equity investment reconciliation between the Company and Home Inns’ at year-end 2011. As a result the Company’s equity investment amount should have been adjusted as part of the equity pick up calculation for the quarter ended March 31, 2012. During the preparation of the condensed consolidated financial statements for the six months period ended June 30, 2012 in connection with the Company’s offering of the Notes (as defined in the Company’s response to comment 10 below), the Company revisited such equity pick-up impact and therefore revised its financial results for the quarter ended March 31, 2012 to reflect an increase in the Company’s net income by RMB39 million, a decrease in equity investments by RMB67 million, a decrease in additional paid in capital by RMB106 million and an increase in retained earnings by RMB39 million.

ASC 323-10-40-1 requires the investor to account for the change in equity interest as if the investor had sold a proportionate share of its investment. If the selling price per share exceeds the investor’s average carrying amount per share, then the investor records a gain as result of the change in equity interest. Conversely, if the selling price per share is less than the investor’s average carrying amount per share then the investor records a loss as result of the change in equity interest.

The Company records in its consolidated statements of comprehensive income the gain arising from the issuance of shares by Home Inns to Motel 168 at a price in excess of the per share carrying value of the shares owned by the Company. The Company, while experiencing a reduction of its ownership interest from 17.47% to 15.88%, has, in substance, sold a part of its equity interest in Home Inns. Such a disposition at an amount in excess of the carrying amount by the Company gives rise to a gain which must be accounted for in preparing consolidated statements or applying the equity method. The equity dilution from 17.47% to 15.88% resulted in a gain of approximately RMB 39 million.

November 7, 2012

Form 6-K Filed September 25, 2012

9.	We note that the company intends to use a portion of the net proceeds from the $160 million convertible senior notes offering to purchase a certain amount of ADS from purchasers of notes in privately negotiated transactions effected through an affiliate of the initial purchaser of the notes as its agent. Please tell us the amount of ADS that are subject to repurchase and tell us whether any of the holders of such ADSs have already indicated an interest in selling their shares. Tell us what notes and privately negotiated transactions you are referring to and tell us whether this transaction involves any related parties.

The Company supplementally advises the Staff that it, through an affiliate of an initial purchaser of the convertible senior notes (the “Agent”), which is a bulge bracket investment bank, repurchased in aggregate 2,380,100 ADSs at US$17.58, the closing price per ADS on the date of the pricing of the offering, from certain purchasers of the notes (the “Note Holders”) which are unrelated to the Company in privately negotiated transactions. These transactions do not involve related parties of the Company. The term “notes” refers to the convertible senior notes that are subject to the offering. The “privately negotiated transactions” means that, as opposed to public market solicitation and purchases, the Company repurchased ADSs by having the Agent reach out to the Note Holders, whose identities were known to the Agent, simultaneously with the offering of the notes. As a common practice in convertible notes offerings, the purchasers of convertible notes typically engage in market-neutral strategies to simultaneously purchase convertible notes and short sell the same issuer’s underlying equity securities in order to maintain their position. In order to offset dilutions caused by these activities of the Note Holders, the Company followed the customary market practice to repurchase ADSs directly from the Note Holders, to the extent that they are willing to sell to the Company.

10.	Also, tell us how you have accounted for the note issuance as well as the related hedge and warrant transactions and provide the specific accounting guidance you relied upon.

The Company respectfully submits to the Staff that on September 24, 2012, Ctrip issued a Convertible Senior Notes (the “Notes”) with a principle amount of USD 180 million (including an over-allotment option of USD 20 million, which was exercised by the underwriter simultaneously with the issuance of the Notes) at par value. The Notes bear interest of 0.50% per annum and are due on September 15, 2017. In connection with the pricing of the Notes, the Company entered into a convertible note hedge transaction (“Purchased Call Option”) and a warrant transaction (“Issued Warrants”) to reduce the potential future economic dilution associated with the conversion of the Notes.

November 7, 2012

Evaluation whether transactions should be viewed as a single unit:

In accordance with ASC 815-10-15, the Company concluded that the offering of the Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

Accounting for the Notes:

The Company has accounted for the Notes in accordance with ASC 470, as a single instrument as a long-term debt within their Q3 2012 consolidated condensed financial statements. The value of the Notes is measured by the cash received.

The following journal entry reflects the day 1 recognition:

DR Cash	USD	180M
CR Long-term debt			USD	180M

Major features of the Notes are assessed as follows:

(i)	Conversion option

The Holders of the Notes have the option to convert the Notes in integral multiples of USD 1,000 principle amount at an initial conversion rate of USD 19.34 per ADS, at any time prior to the maturity date of September 15, 2017.

In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity.

(ii)	Contingent redemption option

The Holders have the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed that the likelihood of occurrence of events considered a fundamental change is remote. The contingent redemption option is assessed in accordance with ASC 815-15-25-42, the assessment concludes that the contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the Notes holder would recover all of their initial investment. Additionally, since the Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return.

November 7, 2012

(iii)	Non-contingent redemption option

On or after September 15, 2015 (after year 3), the Holders have the right to require the issuer to redeem, at 100% of the loan’s principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment. Additionally, since the Holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor’s initial rate of return. Therefore, the embedded repurchase feature (put option) is considered clearly and closely related to the debt host pursuant to ASC 815-15-25-1 and does not meet the requirements for bifurcation.

Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

As the conversion options are not bifurcated, the Company assessed whether a beneficial conversion feature (“BCF”) exists as of commitment date as defined in ASC 470-20. In this case, the share price at date of issuance was USD 17.58/ADS, as the conversion price for the Notes is set at USD 19.34/ADS; the Company concluded that there is no BCF.

The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change; the number of shares issuable upon conversion will be increased. This anti-dilution adjustment may result in a change in conversion rate; the Company concluded that upon occurrence of such adjustment the Company will have to assess for the contingent BCF using a measurement date upon issuance of the Notes.

Note the settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with ASC 815-40-55-46 (example 19), therefore it was concluded that this feature is also considered indexed to its own stock.

Accounting for Debt Issuance Costs:

The debt issuance costs were recorded pursuant to ASC 835-30-45-3 as deferred issuance costs and are amortized as interest expense, using the effective interest method, over the term of the Notes pursuant to ASC 835-30-35-2.

Accounting for Purchased Call Option:

The total number of ADSs underlying the Notes is 9,308,088 upon full conversion of the Notes; the Company paid USD 54.8m to acquire the Purchased Call Option on its own shares. The premium paid for Purchased Call Option shall be accounted for within stockholders’ equity without accounting for subsequent changes in fair value within the current period earnings.

November 7, 2012

The following journal entry reflects the day 1 recognition:

DR Equity reserve-APIC	USD54.8M
CR Cash	USD54.8M

Pursuant to ASC 815-10-15-83, the Purchased Call Option meets the definition of a derivative instrument. However as the scope exception in accordance with ASC 815-10-15-74 applies as (a) the Purchased Call Option does not contain an exercise contingency provision, (b) the settlement of the purchased call option is based on the difference between the fixed number of the Company’s equity share and a fixed monetary amount calculated based on the strike price and the anti-dilution adjustment would not preclude the Purchased Call Option from not being considered as indexed to its own stock as the input to the adjustment would be inputs to the fair value of the equity shares and (c) the Purchased Call Option meets the requirements of ASC 815 and would be classified in stockholders’ equity. Therefore, this instrument shall not be accounted for as derivatives.

Accounting for Issued Warrants

The total number of ADSs underlying the Notes is 9,308,088 upon full conversion of the Notes; the Company received a total premium payment of USD 26.6 million upon issuance of the warrants on its own shares. The Issued Warrants should not be accounted for as derivatives. The premium received should be accounted for within stockholders’ equity and subsequent changes in fair value are not recorded.

The following journal entry reflects the day 1 recognition:

DR Cash	USD26.55 million

CR Equity reserve-APIC	USD26.55 million

The Issued Warrants are not liabilities within scope of ASC 480-10-25 as (a) the event of exercising or redemption of the Issued Warrants is tied to the Company’s share price upon maturity of the warrants, (b) the holder does not have a put right and the contract does not require Ctrip to repurchase its own shares or is indexed to such an obligation and (c) the warrant agreements do not require to issue a variable number of shares.

November 7, 2012

The Issued Warrants are legally detachable from the Notes and Purchased Call Option and separately exercisable as such meets the definition of a freestanding derivative instrument pursuant to ASC 815-10-15-83. Whereas, the Issued Warrants meet the scope exception of ASC 815-10-15-74 as (a) the Issued Warrant agreements do not include any contingent exercise provisions, (b) in accordance with ASC 815-40-15-7E the settlement of the Issued Warrants may result due to anti-dilution adjustments in adjustments to the conversion rate, therefore may not always be based on the difference between the fixed number of the Company’s equity share and a fixed monetary amount calculated based on the strike price. However, the anti-dilution adjustments would not preclude the warrants from not being considered as indexed to its own stock as the input to the adjustment would be inputs to the fair value of the equity shares and (c) meet the requirements of ASC 815 and would be classified in stockholders’ equity.

The Company has recorded the Notes issuance (as a single instrument) and the related hedge and warrant transactions within stockholders’ equity, as described above, in its condensed consolidated financial statements for the quarter ending September 30, 2012.

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November 7, 2012

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the undersigned at (86 21) 3406-4880 Ext. 11518. Thank you.

Very truly yours,

/s/ Jenny Wenjie Wu

Chief Financial Officer

cc:	James Jianzhang Liang, Chairman of the Board of Directors

Min Fan, Director, Chief Executive Officer and President

Jane Jie Sun, Chief Operating Officer

Ctrip.com International, Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom

Alison Wong, PricewaterhouseCoopers Zhong Tian CPAs Limited Company

November 7, 2012

Exhibit A

Schedule A to Exhibit G of the September 21 Letter

The following schedule sets forth all other currently effective supplement agreements to business loan agreements the registrant entered with each of its affiliated Chinese entities and the material differences between such other supplemental agreements and this exhibit.

	Version	Executing Parties	Summary	Differences compared with the Form Agreement
Supplemental Agreement to the Business Loan Agreement	Form Agreement	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Jun Luo	Execution Date: October 12, 2011	No differences in format; the subject and purpose of the Supplemental Agreements vary, such as change of parties of the Loan Agreement, terminating the original Loan Agreement, etc.
		Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Jun Luo	Execution Date: October 12, 2011
		Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Jun Luo	Execution Date: October 12, 2011
		Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Jun Luo	Execution Date: October 12, 2011
		Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Lei Chen	Execution Date: September, 2011
		Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Maohua Sun	Execution Date: September, 2011
		Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Maohua Sun	Execution Date: September, 2011

November 7, 2012

Version	Executing Parties	Summary	Differences compared with the Form Agreement

	Party A (Lender): Ctrip Computer Technology (Shanghai) Co., Ltd. Party B (Borrower): Xiaopan Wang	Execution Date: September, 2011

	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	Execution Date: April 24, 2006

	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	Execution Date: May 11, 2006

	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Jianmin Zhu	Execution Date: April 24, 2006

	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Jianmin Zhu	Execution Date: May 11, 2006

	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	Execution Date: October 11, 2006

	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	Execution Date: March 1, 2004

	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan	Execution Date: January 15, 2004

November 7, 2012

Version	Executing Parties	Summary	Differences compared with the Form Agreement

Differences	Party A (Lender): Ctrip.com (Hong Kong) Limited Party B (Borrower): Min Fan Party C: Ctrip Computer Technology (Shanghai) Co., Ltd	Execution Date: May 26, 2006	Assignment of master Loan Agreement by Party A to Party C; and Party C extended additional loan amount to Party B in order to increase its capital investment in the relevant affiliated Chinese entity as a nominee shareholder.